SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

TIMKENSTEEL CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

887399103

(CUSIP Number)

Ellwood Group Investment Corp.

1105 N. Market Street

P.O. Box 8985, Suite 1300

Wilmington, DE 19810

Attn: Gregory D. Timmons, Esq.

(724) 752-3680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group, Inc. I.R.S. Identification Nos. of above persons (entities only) 25-1877613
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,285,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,285,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.58%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group Investment Corp. I.R.S. Identification Nos. of above persons (entities only) 51-0252828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,285,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,285,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.58%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 887399103

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D filed on January 7, 2015 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 5, 2015, by Amendment No. 2 filed on February 20, 2015, and by Amendment No. 3 filed on March 12, 2015 (“Amendment No. 3”), by Ellwood Group, Inc., a Pennsylvania corporation (“EGI”), and its wholly owned subsidiary, Ellwood Group Investment Corp., a Delaware corporation (“EGIC”). Since the filing of Amendment No. 3, EGIC has acquired 460,325 additional shares of the common shares, no par value (the “Shares”), of TimkenSteel Corporation (the “Issuer”), or an additional 1.03% of the total outstanding Shares. Except as set forth in this Amendment No. 4, there has been no material change in the facts set forth in the Initial Filing as previously amended.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedule A to this Amendment No. 4 and are incorporated herein by reference.

Item 3. Source and Amount of Funds

Item 3 is hereby amended as follows:

The Shares purchased by EGIC were purchased with working capital in open market purchases. The aggregate purchase price of the Shares purchased by EGIC as of the date of this Amendment No. 4 is $136,594,655.48.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 44,746,411 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

(i)	Ellwood Group, Inc.

(a) As of the date hereof, EGI, as the parent company of EGIC, is deemed to be the beneficial owner of the 4,285,026 Shares owned by EGIC, constituting approximately 9.58% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 4,285,026

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 4,285,026

Shared power to dispose or direct the disposition: 0

(c) EGI did not enter into any transactions in the Shares since the filing of Amendment No. 3. The transactions in Shares since the filing of Amendment No. 3 by EGIC are set forth on Schedule B to this Amendment No. 4 and are incorporated by reference.

(ii)	Ellwood Group Investment Corp.

(a) As of the date hereof, EGIC beneficially owns 4,285,026 Shares, constituting approximately 9.58% of the total outstanding Shares.

(b)	Sole power to vote or direct vote: 4,285,026

Shared power to vote or direct vote: 0

Sole power to dispose or direct the disposition: 4,285,026

Shared power to dispose or direct the disposition: 0

(c) The transactions in Shares by EGIC since the filing of Amendment No. 3 are set forth in Schedule B and are incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015

ELLWOOD GROUP, INC.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	Chief Operating Officer

ELLWOOD GROUP INVESTMENT CORP.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	VP Finance

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons. All directors and executive officers listed below are citizens of the United States.

Name	Business Address	Present Principal Occupation or Employment

Robert Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Chairman of the Board and Director of EGI

David E. Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director, President and Chief Executive Officer of EGI, and Director and President of EGIC

Christine Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

John M. Schanz	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

John M. Schanz III	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Robert Rumcik	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Larry L. Symons	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Thomas R. Schanz	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Susan Schanz Miller	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Mary E. Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI, Architect

Bentraum D. Huffman	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director, Chief Operating Officer of EGI

Richard Davis	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Chief Financial Officer and VP of Finance of EGI

Wendy Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI

Robert T. Rizk	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI and General Manager Ellwood City Forge Company

Anna G.Barensfeld	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director of EGI, Product Specialist

Shariee L. DeCooman	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Assistant Secretary, Corporate Controller and Treasurer of EGI, and Director and Assistant Secretary of EGIC

Nina A. Corey	c/o Ellwood Group, Inc. 600 Commercial Avenue Ellwood City, PA 16117	Director and Assistant Secretary of EGIC

SCHEDULE B

The following purchase transactions were made by Ellwood Group Investment Corp. in open-market broker transactions since the filing of Amendment No. 3 on March 12, 2015:

Date	No. of Shares	Price / Weighted Average Price Per Share
March 13, 2015	10,325	$25.99	[1]
March 16, 2015	50,000	$25.80	[2]
March 18, 2015	25,000	$26.79	[3]
March 19, 2015	25,000	$26.59	[4]
March 20, 2015	25,000	$26.99	[5]
March 23, 2015	25,000	$27.58	[6]
March 24, 2015	25,000	$27.24	[7]
March 25, 2015	25,000	$26.74	[8]
March 26, 2015	25,000	$26.01	[9]
March 27, 2015	25,000	$25.74	[10]
March 31, 2015	25,000	$26.38	[11]
April 1, 2015	25,000	$25.90	[12]
April 16, 2015	25,000	$27.49	[13]
April 17, 2015	25,000	$26.96	[14]
April 21, 2015	25,000	$27.13	[15]
April 22, 2015	25,000	$27.17	[16]
April 23, 2015	25,000	$27.36	[17]
April 24, 2015	25,000	$27.15	[18]

For those transactions disclosed on an aggregated basis, EGIC undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of Shares purchased at each separate price.

[1]	Prices ranged from $25.89 to $26.00, inclusive.
[2]	Prices ranged from $25.52 to $25.99, inclusive.
[3]	Prices ranged from $26.26 to $27.25, inclusive
[4]	Prices ranged from $26.34 to $26.88, inclusive.
[5]	Prices ranged from $26.78 to $27.25, inclusive.
[6]	Prices ranged from $27.23 to $27.77, inclusive.
[7]	Prices ranged from $26.92 to $27.65, inclusive.
[8]	Prices ranged from $26.48 to $27.20, inclusive.
[9]	Prices ranged from $25.84 to $26.11, inclusive.
[10]	Prices ranged from $25.53 to $26.00, inclusive.
[11]	Prices ranged from $26.03 to $26.50, inclusive.
[12]	Prices ranged from $25.64 to $26.00, inclusive.
[13]	Prices ranged from $27.23 to $27.70, inclusive.
[14]	Prices ranged from $26.68 to $27.25, inclusive.
[15]	Prices ranged from $26.87 to $27.23, inclusive.
[16]	Prices ranged from $27.05 to $27.24, inclusive.
[17]	Prices ranged from $27.11 to $27.49, inclusive.
[18]	Prices ranged from $27.00 to $27.27, inclusive.